Exhibit 3.1

ANNUAL INFORMATION FORM

For the Year Ended September 30, 2013

December 30, 2013

GOGOLD RESOURCES INC.

TABLE OF CONTENTS

PRELIMINARY NOTES AND CAUTIONARY STATEMENTS	1
Date of Information	1
Currency and Exchange Rates	1
Technical Information	2
GENERAL DEVELOPMENT OF THE BUSINESS	3
Initial Public Offering and Qualifying Transaction	3
Post-Qualifying Transaction Activities	3
Acquisition of Absolute and Post Acquisition Activities in 2012	4
Developments in 2013	5
DESCRIPTION OF THE BUSINESS	6
General	6
Mineral Projects	8
DIVIDENDS AND DISTRIBUTIONS	25
DESCRIPTION OF CAPITAL STRUCTURE	25
MARKET FOR SECURITIES	26
Trading Price and Volume	26
Prior Sales	26
DIRECTORS AND OFFICERS	27
Name, Occupation and Security Holdings	27
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	30
Conflicts of Interest	31
PROMOTERS	31
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	31
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	31
TRANSFER AGENT AND REGISTRAR	32
MATERIAL CONTRACTS	32
INTERESTS OF EXPERTS	33
Names of Experts	33
Interests of Experts	33
AUDIT COMMITTEE	33
Audit Committee Charter	33
Composition of Audit Committee & Relevant Education and Experience	33
Audit Committee Oversight	34
Pre-Approval Policies and Procedures	34
External Auditor Service Fees	34
ADDITIONAL INFORMATION	34
SCHEDULE “A” – Audit Committee Charter

PRELIMINARY NOTES AND CAUTIONARY STATEMENTS

Date of Information

In this Annual Information Form (“AIF”), information is given as at September 30, 2013, unless stated otherwise.

Currency and Exchange Rates

All currency references in this AIF are in Canadian dollars unless otherwise indicated. Reference to “US dollars” or the use of the symbol “US$” refer to United States dollars.

Forward-Looking Information

This AIF may contain “forward-looking information”, as defined in applicable Canadian securities legislation. Forward-looking information typically contains statements with words such as “plans”, “expects”, “anticipates”, “budgets”, “forecasts”, “strategy”, “goals”, “objectives”, “could”, “would”, “should”, “may”, “might”, “intends”, “believes”, “potential”, “target”, “targeting” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information is based on the current estimates, opinions and beliefs of GoGold, as well as various assumptions and information currently available to GoGold. Although GoGold believes the expectations expressed in such forward-looking information are based on reasonable assumptions, there can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. Forward-looking information in this AIF includes, among other things, statements regarding its business objectives and strategies, the completion of the Animas Transaction, plans and expectations for exploration and development of GoGold’s mineral projects, including those described under the heading “Description of the Business – Mineral Projects – Objectives and Strategic Plans” and future payments of dividends. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information but which may prove to be incorrect, including, but not limited to, assumptions in connection with the continuance of GoGold and its subsidiaries as a going concern, the ability to complete the Animas Transaction on the terms set out in the Animas Agreement, general economic and market conditions, mineral prices, and the accuracy of mineral resource estimates.

Factors that could cause actual results to differ materially from those in forward-looking information include additional funding requirements, inability to obtain the necessary approvals to complete the Animas Transaction, reserve and resource estimates, commodity prices, hedging activities, global economic conditions, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, losses and write-downs, restrictions contained in future loan facilities, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. For additional information with respect to risk factors applicable to GoGold, reference should be made to the section in this AIF entitled “Description of the Business – Risk Factors”, as well as GoGold’s continuous disclosure materials filed from time to time with Canadian securities regulatory authorities, including, but not limited to, GoGold’s annual and interim Management Discussion and Analysis.

Any financial outlook or future-oriented financial information in this AIF, as defined by applicable securities legislation, has been approved by management of GoGold as of the date of this AIF. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such outlook or information should not be used for purposes other than for which it is disclosed in this AIF.

The forward-looking information contained in this AIF are made as of the date of this AIF and GoGold does not undertake to update publicly or revise the forward-looking information contained in this AIF, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

Technical Information

Mr. Terence F. Coughlan, P.Geo, President and CEO of GoGold is a qualified person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and, except for the summaries contained under the heading “Description of the Business – Mineral Projects” extracted from the San Diego Technical Report and the Parral Technical Report (as defined below), has reviewed and approved the scientific and technical information contained in this AIF.

CORPORATE STRUCTURE

GoGold Resources Inc. (“GoGold” or the “Corporation”) was incorporated on January 18, 2008 pursuant to the provisions of the Canada Business Corporations Act (“CBCA”). On July 27, 2012, GoGold completed a plan of arrangement under the CBCA and was issued Articles of Arrangement. See “General Development of the Business – Acquisition of Absolute” in this AIF for more information on the plan of arrangement and related transactions. On March 27, 2013, GoGold’s articles were amended to permit GoGold’s board of directors (“Board”) to appoint additional directors in accordance with the CBCA.

GoGold’s head office is located at #1301-2000 Barrington Street, Cogswell Tower, Halifax, Nova Scotia, B3J 3K1 and its registered office is located at the same address. The following diagram sets out the intercorporate relationships among GoGold’s subsidiaries as of the date of this AIF, including the percentage ownership of voting securities and the jurisdiction of formation or existence of each subsidiary:

GENERAL DEVELOPMENT OF THE BUSINESS

Initial Public Offering and Qualifying Transaction

On February 8, 2010, GoGold completed its initial public offering (“IPO”) of 5,000,000 common shares (“Common Shares”) at a price of $0.10 each through Macquarie Private Wealth Inc. (“Macquarie”). In consideration for acting as agent, GoGold paid Macquarie a cash commission of $40,000 and issued options to Macquarie to purchase 400,000 Common Shares at a price of $0.10 each, which have been exercised. At the closing of the IPO, GoGold also granted stock options to its directors and officers to acquire an aggregate of 1,450,000 Common Shares at a price of $0.10 each, exercisable until February 12, 2015. On February 12, 2010, the Common Shares began trading on the TSX Venture Exchange (“TSXV”) as a capital pool company under the symbol “GGD.P”.

On July 26, 2010, GoGold completed its Qualifying Transaction by acquiring the Rambler Property from Celtic Minerals Ltd. in exchange for 250,000 Common Shares at $0.27 per share and $130,000 cash. Celtic Minerals Ltd. retains a net smelter royalty of 2% and GoGold may purchase one-half of the net smelter royalty for $1,000,000. Concurrent with the Qualifying Transaction, GoGold completed a non-brokered private placement of 1,666,665 flow-through common shares for aggregate gross proceeds of $500,000 at a price of $0.30 per flow-through common share. In addition, GoGold granted 150,000 options to purchase Common Shares (“Options”), exercisable at a price of $0.30 per Common Share for a period of five years from the date of completion of the Qualifying Transaction which vested immediately. GoGold also paid a finder’s fee of 41,666 Options (“Finder’s Options”), exercisable to acquire 41,666 Common Shares at a price of $0.30 per Common Shares on or before July 23, 2012.

Post-Qualifying Transaction Activities

On December 10, 2010, GoGold completed a non-brokered private placement financing of 24,000,000 Common Shares at a price of $0.25 per share for aggregate gross proceeds of $6,000,000. GoGold paid a finder’s fee in the form of 1,000,000 Finder’s Options, exercisable at a price of $0.25 per share for 24 months following the private placement which have been exercised.

On April 13, 2011, GoGold acquired 100% of the issued and outstanding shares of Mexican Gold Holdings Corporation Incorporated (“MHC”), a Canadian corporation, and MHC’s wholly-owned Canadian subsidiary North American Gold Holdings Corporation Incorporated (“NAHC”). Together, MHC and NAHC owned 100% of Minera Durango Dorado S.A. de C.V. (“MDD”), a Mexican company. MDD remains a wholly-owned subsidiary of GoGold. In consideration for acquiring MHC and NAHC, GoGold issued 14,000,000 Common Shares at a price of $0.78 per share to the shareholders of MHC, resulting in the amount of $10,920,000. GoGold also paid a total of $1,100,000 in cash.

On June 14, 2011, MDD closed an option agreement to earn a 100% interest in four gold and silver mining concessions in Durango State, Mexico, and acquired an additional 44,542 hectares of property by staking. The effect of these transactions was to increase the San Diego Property land area to 70,987 hectares. The terms of the option agreement with the arms-length optionors provide that GoGold may acquire a 100% interest in these additional claims in exchange for the following: (i) a total payment of US$80,000 (which has been paid); (ii) prepayment of future royalties of US$40,000 per annum starting in year three and ending in year eight; and, (iii) MDD may exercise the option to acquire the claims at any time by paying the total minimum advance royalty or at the end of the eight year period provided all payments above have been made.

On December 23, 2011, GoGold completed a private placement financing of 3,600,000 Common Shares at price of $1.25 per share for aggregate gross proceeds of $4,500,000. GoGold paid a finder’s fee to Durango Capital Inc. (a company controlled by Mr. Fred George) in the form of 170,000 common share purchase warrants of GoGold (“Finder’s Warrants”), exercisable at a price of $1.25 per share, expiring December 23, 2014, and a cash payment of $157,500. Phillip Gaunce, a director and insider of GoGold, subscribed for 200,000 Common Shares under the private placement.

Acquisition of Absolute and Post Acquisition Activities in 2012

GoGold and Absolute Gold Holdings Incorporated (“Absolute”) entered into a business combination agreement dated May 10, 2012 (“Acquisition Agreement”), which set out the terms and conditions of the Acquisition. The Acquisition Agreement provided for the acquisition by GoGold of all of the issued and outstanding common shares of Absolute (“Absolute Shares”) and all of the common share purchase warrants of Absolute (“Absolute Warrants”) from the holders thereof in exchange for up to 67,230,000 Common Shares on the basis of 0.81 Common Shares for each Absolute Share and up to 12,150,000 common share purchase warrants of GoGold (“GoGold Warrants”) on the basis of 0.81 GoGold Warrants for each Absolute Warrant, through a plan of arrangement under the CBCA (the “Acquisition”).

On May 10, 2012, Absolute completed a brokered private placement (“Private Placement”) of 30,000,000 subscription receipts of Absolute (“Absolute Subscription Receipts”), with each such Absolute Subscription Receipt being convertible into one unit consisting of one Absolute Share and one-half of one Absolute Warrant (“Absolute Unit”). Aggregate gross proceeds of $24,000,000 at a price of $1.00 per Absolute Subscription Receipt were deposited with Computershare Trust Company of Canada, as escrow agent, and the remaining $6,000,000 was deposited upon receipt of shareholder approval of the Acquisition. On satisfaction of the escrow release conditions, which included obtaining approval of the Acquisition from the shareholders of GoGold and Absolute and the TSXV and the requisite judicial approval, each Absolute Subscription Receipt was converted, without payment of any additional consideration, into one Absolute Unit. The agents for the Private Placement, BMO Nesbitt Burns Inc., Canaccord Genuity Corp. and Wolverton Securities Ltd. (collectively, the “Agents”), received a fee equal to 5% of the aggregate gross proceeds of the Private Placement, for a total of $1,500,000, in consideration for the services rendered by the Agents in connection with the Private Placement.

Upon completion of the Acquisition, each Absolute Share was exchanged for 0.81 Common Shares and each Absolute Warrant was exchanged for 0.81 GoGold Warrants, each whole GoGold Warrant entitling the holder thereof to purchase one Common Share at a price of C$1.50 for a period of 30 months from the date that all conditions precedent to the completion of the Acquisition, other than the filing of Articles of Arrangement, were satisfied and a joint notice was delivered by Absolute, GoGold and BMO Nesbitt Burns Inc. (on behalf of the Agents) as to the satisfaction of all such conditions precedent (subject to any required regulatory approvals).

On August 16, 2012, MDD entered into an option agreement to acquire a 100% interest in a 2,000 hectare portion of the San Diego Project known as Mina La Blanca. Under the terms of the option agreement, the exercise of the option requires: (a) an initial payment of US$150,000, (b) six additional payments of US$100,000 on specified dates, and (c) a net smelter royalty of 1%, 1.5% or 2.0% depending on the price of an ounce of gold at the time of exercise. GoGold also acquired a 100% interest in two additional gold and silver mining concessions from Mexican prospectors for US$90,000.

On October 9, 2012, the Corporation announced that it had appointed Dana Hatfield, CA, as Chief Financial Officer, effective October 1, 2012, at which time Daniel Whittaker assumed the role of Executive Vice-President and Chief Administrative Officer.

Developments in 2013

On January 22, 2013, the Common Shares began trading on the Toronto Stock Exchange (“TSX”).

Also on January 22, 2013, the Corporation announced that Terrence R. Cooper, QC, of Halifax, Nova Scotia, joined the Board effective January 22, 2013. Mr. Cooper is an independent director who had been appointed to the Board to replace Daniel Whittaker, Executive Vice-President, Chief Administrative Officer and Corporate Secretary, who had resigned as a director. Mr. Cooper was also appointed by the Board to GoGold’s Audit Committee and Corporate Governance Committee.

At the Corporation’s annual and special meeting held March 26, 2013, Dana Hatfield, the Corporation’s CFO, was elected to the board of directors.

Further to an announcement on August 29, 2012, the pre-feasibility study of the Parral Tailings Project was completed in February, 2013, as set out in the Parral Technical Report (as defined below). Details on the findings of the study are described in this AIF under “Description of the Business – Mineral Projects – Parral Tailings Project”.

In furtherance of the development and construction of the Parral Tailings Project, GoGold completed on September 27, 2013 a debt and equity financing (“Orion Financing”) with Orion MF Investment Holding Company 2 (Cayman) Limited (“Orion”). Pursuant to a credit agreement dated September 27, 2013 (“Orion Credit Agreement”), Orion agreed to provide US$30 million in senior secured debt, to be drawn in two tranches subject to customary conditions, which shall bear interest at Libor plus 6.5%, repayable in equal instalments over a three year period commencing in September 2014. The first tranche of US$15 million was funded on September 27, 2013. In addition, Orion Mine Finance (Master) Fund I L.P. (“Orion Master”), an affiliate of Orion, purchased 4,693,563 Common Shares and 2,000,000 common share purchase warrants of GoGold (“Orion Financing Warrants”) for an aggregate purchase price of US$5 million. Each whole Orion Financing Warrant entitles Orion Master to acquire one Common Share at a price of $1.50 for a period of two years from the closing date of the Orion Financing. Orion has the right to purchase additional Common Shares and/or participate in future securities offerings by the Corporation in order to maintain its proportionate ownership.

The Corporation and Orion also entered into a definitive off-take agreement (“Orion Off-Take Agreement”), together with the Corporation’s indirect wholly owned subsidiary, Grupo Coanzamex SA de CV (“Coanzamex”). Under the Orion Off-Take Agreement, Coanzamex has agreed to sell and Orion has agreed to purchase all of the refined gold and refined silver produced from the Parral Tailings Project, up to an aggregate of 150,000 ounces of refined gold and 15 million ounces of refined silver. As part of the Orion Off-Take Agreement, Orion has a look-back window and depending on volatility of commodity prices, management estimates this to represent a 1.5 to 3.0% reduction in the realized sale price of gold and silver produced at the Parral Tailings Project.

Future Activities

On December 4, 2013, the Corporation announced it had signed a definitive agreement with Animas Resources Ltd. to buy the past-producing Santa Gertrudis gold mine located in Sonora, Mexico. Further to this announcement and subsequent developments, the Corporation is in continuing discussions to pursue a revised offer to acquire the assets or shares of Animas Resources Ltd. and its subsidiaries, the details of which are not yet finalized.

DESCRIPTION OF THE BUSINESS

General

GoGold is a junior mineral exploration company engaged in the identification, acquisition, exploration and if warranted, development of mineral properties. It currently holds three properties: the Rambler Property, the San Diego Property and the Parral Tailings Project, the latter two of which are material to GoGold. These properties are described in more detail below under the heading “Mineral Projects”. GoGold’s properties are currently in the exploration or development stage and GoGold, therefore, has no producing properties and no operating income or cash flow. There is no assurance that a commercially viable mineral deposit exists on any of GoGold’s properties. The principal products under exploration and development by GoGold are precious metals, namely gold and silver.

Specialized Skill and Knowledge

As a company focused on mineral exploration and development, GoGold requires specialized skills and knowledge in many areas, including geology, drilling, logistical planning and implementation of exploration and development programs. It may be difficult to locate and retain qualified employees and consultants due to increased activity in the resource mining industry, which may affect GoGold’s activities.

Raw Materials

The raw materials and services that are required by GoGold to carry on its business are available through normal supply or business contracting channels. Due to increased mineral exploration activity, certain services may be difficult to procure. This may result in delays or increased costs in connection with undertaking exploration and development activities on GoGold’s projects.

Cycles

The precious metals mining business is subject to mineral price cycles and the marketability of minerals and mineral concentrates is also affected by worldwide economic cycles.

Economic Dependence

Although the Parral Tailings Project is not currently in production, GoGold has agreed under the Orion Off-take Agreement to sell to Orion of all of the refined gold and silver produced on the from the Parral Tailings Project, up to an aggregate of 150,000 ounces of refined gold and 15 million ounces of refined silver. In addition, the Orion Credit Agreement provides for the debt financing of a significant portion of the costs associated with the development and construction of the Parral Tailings Project.

Contracts and Sub-Contracts

It is not expected that the business of GoGold will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

Environmental Considerations

The exploration and development activities of GoGold are subject to environmental regulations in the jurisdictions where its properties are located, including requirements for environmental baseline studies and environmental assessments, which may materially affect GoGold’s operations.

GoGold announced on August 15, 2013 that it had received the necessary environmental permits to proceed with construction of the Parral Tailings Project. The permits require GoGold to take environmental precautions during construction and operation which have been built into the work plan and are included in the budget prepared in the prefeasibility study completed and announced in February 2013. In addition, these requirements are contained in the FEED (Front End Engineering and Design) study completed in August 2013.

The environmental permits contain a requirement for reclamation and rehabilitation of the Parral Tailings Site when processing is complete. The Corporation is currently in discussions with the relevant authorities regarding the amount and timing of the reclamation bond required.

Employees

As of the date of this AIF, GoGold’s President and CEO, CFO, EVP and CAO and VP Corporate Development are employees of the Corporation. In addition, GoGold frequently uses consultants and contractors in connection with its administration, operational, exploration and development activities.

Foreign Operations

All of GoGold’s material properties are located in Mexico and, therefore, are subject to social, political and other risks. For further discussion of risks relating to foreign operations, see the discussion under the heading “Risk Factors” in this AIF.

Market

GoGold’s principal products under exploration and development are precious metals, primarily gold and silver. The market for these precious metals is global and, as a result, if and when GoGold’s mineral properties begin production, GoGold should have access to a number of purchasers in connection with its sales of precious metals, subject to its obligations under the Orion Off-take Agreement. GoGold expects to sell its product to refiners in Mexico and the United States.

Marketing Plans and Strategies

GoGold is not yet producing any mineral products and, as a result, it is not undertaking any marketing activities for its mineral products and does not require a mineral product marketing plan or strategy.

Competitive Conditions

The mineral exploration and mining industry is competitive in all phases of exploration, development and production. In the event that GoGold intends to acquire additional properties in connection with its exploration and development activities, it will be in competition with other mining companies. Competitors for these interests may have greater financial resources and technical facilities than GoGold. As a result, GoGold may not be able to acquire desired properties in the future on acceptable terms. GoGold also competes with other mining companies to attract and retain qualified employees.

Bankruptcy and Similar Procedures

There are no bankruptcies, receivership or similar proceedings against GoGold or any of its subsidiaries, nor is GoGold aware of any such pending or threatened proceedings. There has not been any voluntary bankruptcy, receivership or similar proceedings by GoGold since its incorporation or any of its subsidiaries has occurred since their incorporation.

Mineral Projects

GoGold has two material mineral projects, being the San Diego Property and the Parral Tailings Project. In addition to its material projects, GoGold currently holds the Rambler Property. The San Diego Property and the Parral Tailings Project are described below.

San Diego Property

The technical information in this section regarding the San Diego Property is extracted from the technical report entitled “Technical Report on the San Diego Property, Durango, Mexico” dated June 27, 2012 (“San Diego Technical Report”) prepared by Peter Webster, P. Geo., of Mercator Geological Services and David Duncan, P. Geo., of D.R. Duncan & Associates Ltd. Mr. Webster and Mr. Duncan are “qualified persons” and “independent” of GoGold as these terms are defined in NI 43-101.

The following summary text has been reproduced in full from the San Diego Technical Report and the detailed disclosure in the San Diego Technical Report is incorporated into this AIF by reference. The full text of the San Diego Technical Report is available for review on SEDAR at www.sedar.com under GoGold’s profile. Supplementary information regarding this disclosure is contained in the notes at the end of the summary below.

Summary

The San Diego Technical Report was prepared by Mercator Geological Services Limited (“Mercator”) and D.R. Duncan & Associates Ltd. (“Duncan”) on behalf of GoGold to comply with technical reporting and disclosure requirements set out under National Instrument 43-101. The report updates work completed on the San Diego Property since an NI 43-101 report completed in January 2011. The property consists of gold and silver properties consisting of a number of Mexican mining concession titles covering approximately 70,987 hectares in Durango, Mexico [See Supplementary Note 1].

GoGold has concluded a transaction to acquire all of the issued and outstanding securities of MHC, a Canadian company, by way of security exchange. MHC and MHC’s wholly owned Canadian subsidiary, NAHC, together own 100% of MDD, a Mexican company [See Supplementary Note 2]. MDD is a party to agreements to earn a 100-per-cent interest in five (5) gold and silver properties consisting of a number of Mexican mining concession titles (the “Claims”) covering approximately 24,000 hectares in Durango, Mexico (the “MDD Agreements”). The property is located in Durango State approximately 110 kilometers southwestern of the Durango capital; at WGS 84 E 466,000 / N 2,576,600 zone 13 N.

In June 2011 GoGold closed an option agreement through its 100% owned subsidiary MDD to earn a 100-per-cent interest in four (4) additional gold and silver mining concession titles (the “Claims”) covering approximately 2,232 hectares in Durango State, Mexico. The company has also acquired an additional 44,542 hectares through claim staking which has increased the total San Diego Project land area to 70,987 hectares.

The claims are host to an epithermal gold/silver system that extends for more than 15 kilometres. Widespread gold in quartz veins, breccias and stockworks occurs over the length of the system. The district has been mined on a small scale historically and has produced gold reportedly from as far back as the 1700’s. MHC has spent the last two years assembling the claim area and developing relationships with local officials, geologists, contractors and inhabitants. Their exploration work over the last two years included reconnaissance sampling which identified gold and silver in veins and in large disseminated alteration zones along the entire strike of the system.

This report documents the exploration and mining history of the San Diego property. Although mining has taken place on the San Diego property since colonial times, much of this work has been undertaken by small scale artisanal miners called Gambusinos. The most significant documented historical exploration on the San Diego property was completed by Castle Rock Exploration Corp. (Castle) on the Cerro Agujerado gossan zone in 1994 and included geological mapping, sampling, and 1038.9 m of diamond drilling in 9 holes. The diamond drilling intersected gold and silver mineralization spatially associated with a breccias intrusive body, and the highest reported gold grades were associated with coarse sphalerite, galena and chalcopyrite mineralization which replaced the breccia matrix. Highlights of individual drill hole intersections include 1.91 g/t Au and 126.1 g/t Ag over 9.5 m (BCA-003), 1.83 g/t Au and 21.3 g/t Ag over 26.6 m (BCA-007), 2.54 g/t Au and 8.3 g/t Ag over 11.9 m (BCA-008), and 2.32 g/t Au and 12.4 g/t Ag over 15.45 m (BCA-009).

Exploration work completed on the San Diego property since 2011 has outlined three target areas for further investigation. This work included geological mapping and sampling of a number of known gossan and quartz veined zones and focused on three areas identified as the San Diego North, San Diego Centre and San Diego East. The recent program is currently ongoing and at the report date a total of 2,298 rock samples have been collected from channel and underground samples.

The first modern era drilling program at San Diego North (known as Breccia Hill) and San Diego East (known as Chispa De Oro), was initiated by GoGold in the fall of 2011. At the effective date of this report GoGold had reported the results from 20 drill holes totaling 7,519.9 m.

The San Diego property is located in the central portion of the Sierra Madre Occidental (SMO) province. The Sierra Madre is one of the largest volcanic belts in the world, and extends for over 2,000 km from the U.S. – Mexico border to southern Nayarit State where it is overlain by the Trans-Mexican Volcanic Belt. The SMO is recognized as an extremely prospective mineral belt for gold, silver and poly metallic mineral deposits.

The volcanic-related epithermal precious metal deposits of middle Tertiary age occur throughout the north of the SMO and include low-sulfidation Ag-Au (±Pb-Zn-Cu) veins, and high-sulfidation Au-(Cu) deposits. Low-sulfidation deposits are mainly quartz ± calcite veins with chlorite + adularia + sericite alteration. These deposits are Ag-dominated at the lower levels of the volcanic column, and Au-dominated towards the top of the sequence.

The author Webster visited the property in January 2011, and author Duncan visited the property in January 2012 and May 2012. Verification sampling has confirmed that known alteration and mineralization on the property is consistent with low sulfidation epithermal type gold and silver mineralization. Of the 12 samples taken by the author Webster in 2011 and 7 returned gold values in excess of 1 g/t. An outcrop sample from the Cerro Agujerado gossan zone, of strongly altered andesite with yellow to red brown alteration, goethite, hematite and disseminated pyrite returned 58.64 g/t Au, 161 g/t Ag and 2.29% Pb. A grab sample from an ore production pile, of quartz breccia with strong alteration, specularite, and manganese, from the San Diego Centre property returned 3.20 g/t Au, 30 g/t Ag and 1.07% Zn. This sampling is preliminary in nature and more work is needed to fully assess all alteration and mineralized zones on the San Diego property.

Based on the finding of the report a Phase 1 and Phase 2 exploration program is proposed. Phase 1 exploration is recommended to include detailed mapping and sampling, and diamond drilling of known mineralized zones. The Phase 1 estimated budget is $5,610,000.

Recommended Phase 2 exploration is contingent on successful Phase 1 exploration and is proposed to include additional detailed mapping and sampling of new zones outlined in Phase 1. Phase 2 recommendations also include additional diamond drilling of current targets and new targets outlined from the detailed mapping and sampling. The estimated Phase 2 budget at the date of the San Diego Technical Report, was $7,390,000.

Supplementary Notes

The following notes as of September 30, 2013 supplement the disclosure in the above summary:

Note 1: The Mexican mining concession titles as of September 30, 2013 cover approximately 71,495 hectares in Durango, Mexico, due to GoGold’s acquisition of Mina La Blanca as disclosed in its news release dated August 16, 2012.

Note 2: The acquisition of MHC was completed on April 13, 2011.

Note 3: As of the date of this document, Phase I is complete and Phase II is underway. The Corporation has decided to focus on the potential definition of a resource at Chispa South and Las Europas as a result of exploration results and market conditions (as more fully described in “Objectives and Strategic Plan” below).

As of the date of this AIF, all option agreements relating to the San Diego Property are in good standing. The remaining obligations of MDD in order to exercise the options to acquire 100% of the properties are outlined below:

(a)	MDD must spend US$150,000 in each year from 2014 to 2018 on one property;

(b)	MDD must make advance royalty payments totalling US$178,000 in each year from 2014 to 2018 and US$8,000 in 2019 (the “Advanced Royalty”); and

(c)

MDD must pay a royalty of US$1.00 on one claim and US$4.00 on all remaining claims for each ounce of NI 43-101 compliant gold equivalent outlined on the claim (the “Royalty”). All advance royalty payments are deducted from this final royalty payment. In addition, GoGold has agreed to pay each vendor the same royalty payment for each additional ounce of gold equivalent outlined on the property in the future.

The options may be exercised at the earlier of the payment of the Royalty or at the time all Advanced Royalty payments have been made.

Ongoing Work Program

The work program at the San Diego Property is ongoing, with further drilling being completed in 2013. As of September 30, 2013, GoGold had reported the results from 72 drill holes. Results of the exploration undertaken by GoGold since the date of the San Diego Technical Report up to September 30, 2013 are contained in GoGold’s news releases dated August 16, 2012, September 13, 2012, February 13, 2013 and April 11, 2013.

Please refer to “Objectives and Strategic Plan” below for further details on the San Diego Property.

Parral Tailings Project

The technical information in this section regarding the Parral Tailings Project is extracted from the technical report entitled “National Instrument 43-101 Independent Technical Report on the Parral Tailings Project Chihuahua, Mexico held by Grupo Coanzamex S.A. de C.V. (Coanzamex) a Subsidiary of GoGold Resources Incorporated (GoGold)” dated February 20, 2013 (“Parral Technical Report”) prepared by David S. Dodd, B. Sc (Hon) FSAIMM of The MDM Group, David R. Duncan, P. Geo of D.R. Duncan & Associates Ltd., and Ken Kuchling, P. Eng of P&E Mining Consultants Inc. Each of Messrs. Dodd, Duncan and Kuchling is a “qualified person” and “independent” of GoGold as these terms are defined in NI 43-101. Further Front End Engineering and Design work (the “FEED”) was carried out by MDM from March to July, 2013 following the completion of the Parral Technical Report which included an update of the capital and operating figures which are presented in Sections 1.12 and 1.13 below.

Other than the capital and operating figures as referred to above, the following summary text has been reproduced in full from the Parral Technical Report and the detailed disclosure in the Parral Technical Report is incorporated into this AIF by reference. The full text of the Parral Technical Report is available for review on SEDAR at www.sedar.com under GoGold’s profile. Supplementary information regarding this disclosure is contained in the notes at the end of the summary below.

Summary

1.1 Introduction

GoGold Resources Incorporated (GoGold) is a public company listed on the Toronto stock exchange under the symbol “GGD”. The company recently appointed MDM Engineering Projects Limited (MDM) to perform a prefeasibility study (PFS) for the process plant and supporting infrastructure associated with the Parral Tailings Project (the Project), located in the state of Chihuahua, Mexico. The Project is held by GoGold’s wholly owned Mexican subsidiary, Grupo Coanzamex S.A. de C.V. (Coanzamex). For the purposes of this report, the name GoGold has been used interchangeably for both the parent and subsidiary companies.

The Project comprises dry land tailings deposited from the historical Mina la Prieta silver and base metal mine located in the city of Parral, Chihuahua, Mexico. The tailings was deposited in 2 separate areas, originally referred to as Zones 1 and 2. For the purposes of the PFS, Zone 2 has been divided into 2 sub-areas, referred to in this document as Zones 2A and 2B respectively.

The PFS technical report is submitted herewith as an independent qualified person’s (QP) review and according to the National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

1.2 Location, Climate, Access and Infrastructure

The Project site is located in the city of Hidalgo del Parral, in the Mexican state of Chihuahua. Hidalgo del Parral (Parral City) is one of the 67 municipalities of Chihuahua, with the municipal seat lying within the city. The municipality covers an area of 1,751 km2. It is located in the southern part of the state, 220 km from the state capital, the city of Chihuahua. The coordinates of Parral City are 26°56’N 105°40’W.

Parral is situated at an elevation of approximately 1620 m and has an altitude-moderated semi-arid climate with rainfall limited to heavy thunderstorms during the hot summer months. During the dry season from October to May, the days range from mild to hot and nights from chilly to mild. Frost is common though not persistent in the winter. The warmest months are typically July to September and can be humid. Annual precipitation averages 490.5 mm, much of it associated with thunderstorms during the warm months of July to September.

Parral and the surrounding area is well serviced by numerous hotels, restaurants and other services and has a long tradition of mining. There is an ample supply of skilled personnel, equipment suppliers and contractors sufficient for the Project. Electrical power is available from the local grid and water is available at a cost from the local water commission. Telephone and cell coverage are excellent as is access to high-speed Internet.

There is no existing Project infrastructure.

1.3 Geology

The Parral mining district is situated in the centre of the Mexican silver belt epithermal silver-gold vein districts. The geology of this belt is characterised by 2 volcanic sequences of Tertiary age, discordantly overlying deeply eroded Mesozoic sediments and older metamorphic rocks. The physiography of the belt resembles the basin and range area in the western USA, with wide, flat valleys and narrow, relatively low mountain ranges and hills.

The precious metal-bearing fissure vein type of mineral deposit is the most widespread and economically important type of deposit found in the belt. The belt has been recognised as a significant metallogenic province, which has reportedly produced more silver than any other equivalent area in the world.

1.4 Mineralisation

Tailings from the Mina la Prieta mill were impounded on dry ground to the north of the mine and milling complex. The tailings were deposited over many years in flat, consistent layers, dewatered and eventually built up in 5 m lifts into raised heaps reaching a final height of 50 m. The physical consistency of the material is uniform and has an average particle size distribution of 80% passing 0.255 mm.

1.5 Metallurgical Testing

On 21 February 2012, the laboratory facility of KCA in Reno, Nevada received 2 pallets containing 50 off 5-gallon buckets of bulk material from the Jales La Prieta Project site in Mexico. Each bucket contained dry to damp nominal 1.7 mm tailings material and was numbered and labelled by GoGold with zone identification (CM-PJ-001, CM-PJ-002 and CM-PJ-003). The buckets were grouped by zone and number. The material from buckets with similar labelling was combined, producing a total of 25 individual received samples. The received samples were then combined by zone and utilised for metallurgical test work. All preparation, assaying and metallurgical studies were performed using accepted industry standard procedures.

1.6 Mineral Resource Estimate

A digital block model for the resource determination was developed using the computer software, MineSight. The model was prepared by SPM under the supervision of the QP. The database for the model included the 58 holes representing 446 assay samples, 188 samples from the pit channelling and 295 of the perimeter channel samples. All drilling was completed vertically and spaced between 50 and 100 m.

The grade distribution for silver and gold was examined in each domain using percentage cumulative frequency plots to determine if grade capping was required. No grade capping was required.

The block model was constructed in 5 m x 5 m x 5 m block dimensions and grade variables were interpolated using the Ordinary Kriging Method. The Kriging procedure was done on a single pass and the search ellipses were aligned along the principal directions in 100 m spheres. The mineral resource for Zones 1 and 2 was estimated using a global tonnage factor of 1.68 t/m3.

The interpolation required a minimum of one composite and a maximum of 8 composites for each model block. Each block is capped at a maximum of 4 composites from a single drill hole. The determined mineral resource is presented in Table 1.6-1 which resulted in 21.3 Mt grading 0.31 g/t gold and 38.5 g/t silver. The contained metal content for gold and silver is reported as 213.4 Koz. and 26.4 Moz., respectively.

Table 1.6-1: Mineral Resource Statement at AuEq50 Cut-off of 0.4 g/t

Class / Zone	Au (g/t)	Ag (g/t)	AuEq 50 (g/t)	Qty. (Mt)	Total Au (Koz)	Total Ag (Moz)	AuEq 50 (Koz)	AgEq50 (Koz)
Zone 1

Measured	0.37	31.1	0.99	1.7	20.8	1.7	55.8	2,790.0

Indicated	0.38	30.7	0.99	10.2	123.5	10.1	325.7	16,285.0

Sub-Total:	0.37	30.8	0.99	12.0	144.3	11.9	381.5	19,075.0

Zone 2

Measured	0.24	46.8	1.17	2.2	17.0	3.3	83.4	4,170.0

Indicated	0.23	49.0	1.21	7.1	52.5	11.2	276.0	13,800.0

Sub-Total:	0.23	48.4	1.20	9.3	69.5	14.5	359.4	17,970.0

Zones 1 & 2

Measured	0.30	39.9	1.09	4.0	37.8	5.1	139.2	6,960.0

Indicated	0.32	38.2	1.08	17.3	176.1	21.3	601.7	30,085.0

Total:	0.31	38.5	1.08	21.3	213.8	26.4	740.9	37,100.0

Notes to accompany mineral resources:

1.	Mineral resources are not mineral reserves and do not have demonstrated economic viability
2.	Mineral resources stated a AuEq50 cut-off of 0.4 g/t. This is based on an operating expenditure (OPEX) estimate of USD 11.00/t treated, gold price of USD 1,400/oz and a gold equivalent recovery of 56%
3.	The figures in the table may not compute exactly due to rounding
4.	The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

1.7 Mineral Reserve Estimate

The mineral reserve has been estimated for the project and was derived from the resource block model developed by DRDAL.

Table 1.7-1: Mineral Reserve

Category	Tonnage	Au (g/t)	Ag (g/t)	AuEq (g/t)
Proven	13,257,500	0.31	38.2	1.07
Probable	7,113,400	0.32	38.9	1.10

Total:	20,370,900	0.31	38.4	1.08

*	AuEq = Au + (Ag/50)

The mineral reserve shown in Table 1.7-1 is based on a cut-off grade of 0.34 g/t AuEq and incorporates an ore loss of 0% and dilution factor of 0%. Since this is a man-made tailings deposit placed hydraulically, grade changes are very gradational and the underlying foundation will be distinct from the tailings material during mining. These characteristics will minimise any ore loss and dilution impacts.

1.8 Mining Methods

The Parral Project will be developed as a moderate-scale surface mining operation. The scale of production will require mining rates on the order of 5,200 t/day or 1.8 Mt/a of tailings. Waste handling quantities will be minimal.

Table 1.8-1: Mining Zone Tonnages

Zone	Ore Tonnes	Au g/t	Ag g/t	AuEq g/t	Waste Tonnes	Total Tonnes	Strip Ratio
Red Hill	2,949,500	0.07	68.9	1.45	128,600	3,078,100	0.04
Zone 1	11,886,700	0.37	30.8	0.99	50,800	11,937,500	0.00
Zone 2	535,000	0.33	32.7	0.99	21,900	556,900	0.04
Zone 3	3,571,400	0.30	39.9	1.09	34,100	3,605,500	0.00
Parking Lot	1,428,300	0.34	37.7	1.10	50,200	1,478,500	0.00

Total	20,370,900	0.31	38.4	1.08	285,600	20,656,400	0.01

1.9 Recovery Methods

1.9.1 Process Background

The Parral Tailings Process Plant (the Plant) is located in Parral, Mexico 220 km from the state capital city of Chihuahua. The Plant is to retreat old tailings from 3 zones (Zone 1, Zone 2A and Zone 2B respectively). The tailings dump was produced from the Mina la Prieta silver and base metal mine, which operated periodically from the 1600’s to 1990.

The Plant is designed to process a minimum of 5,000 t/d. The extraction process is by conventional heap leach (HL) by sodium cyanide. Recovery of gold and silver from cyanide solution is by zinc precipitation (Merrill-Crowe Process). The very high silver content of the ore makes this process more cost effective than a carbon-in-leach (CIL) or carbon-in-pulp (CIP) process.

The Plant comprises of tailings reception with a temporary 9,000 t re-mined tailings stockpile, an agglomeration and stacking circuit, a HL circuit, a Merrill-Crowe plant, a copper-acid leaching and precipitation circuit and neutralisation circuit. Testwork on the material has been conducted by Kappes, Cassiday and Associates (KCA) of Reno, Nevada. Plant design is based on the testwork results as shown in the process design basis in Table 1.9.2-1.

1.10 Project Infrastructure

The services being provided to the process plant and HL pad area include water supply, power supply, in-plant roads, haul roads (by others) and process plant buildings. Telephone and radio communications, site office setup, transport to and from site, as well as vehicles for use on site and associated vehicle costs are to be supplied by GoGold and have been included in the owner’s cost.

The plant site is situated approximately 240 km from the city of Chihuahua. It is readily accessible by a well-maintained paved highway and is within 10 km of the national power grid.

Generally the erection and installation of structural steel, plate work, piping and valves, mechanical equipment and electrical equipment will be done using local field labour supervised by local Mexican supervisors, as well as expatriates experienced in this work. All steelwork, plate work and piping will be fabricated locally in Mexico.

Certain Mexican companies have been identified as being capable of providing the necessary services and resources for the Project, including but not limited to civil construction, buildings and/or mobile trailers, earthworks and road works.

1.11 Environment

An environmental impact assessment (EIA) has been undertaken to investigate the local and social environment existing prior to the development of the Project and to determine the likely positive and negative impacts that the project will incur on the environment. The timing, extent, intensity and cumulative effects of these impacts have also been investigated.

The Project consists of processing old tailings, which has hazardous characteristics, as well as the potential to generate rock acid drainage and release metals and metalloids, which is deposited without control in a site close to the population of the city of Parral. The proposed process is the operation of a lixiviation system (lixiviation HL and recovery plant) that will be located far from the population, under controls that meet the environmental and Mexican legislative requirements, proving the environmental and socioeconomic balance to be positive for the Project.

1.12 Capital Cost Estimate

The capital cost estimates were based on data contained in the FEED (Front End Engineering and Design) study completed by MDM Engineering Ltd. of South Africa in July of 2013.

Table 1.12-1: Capital Cost Summary

Description	Total Cost (USD)
Process Plant & HL Pad	31,425,603
Water Supply Line	6682,500
Operating/Strategic Spares and Reagent First Fills	621,006
Power Supply (Overhead Line Supply and Install)	2,488,163
Property Associated Costs	1,000,000
Owner’s Costs	1,784,420

Total Initial Capital Cost Estimate	36,001,692

1.13 Operating Cost Estimates

Table 1.13-1: Process Plant Operating Cost Summary

Description	Cost per Tonne (USD/t)
Mining	2.77
Process plant	19.01
Process plant G&A	0.38

Total Operating Cost	112.16

1.14 Financial Analysis

The economic evaluation of the Parral Tailings Project as presented in this PFS and prepared jointly by GoGold and MDM assumes the project will be 100% equity financed. GoGold considers the project to be a good candidate for a combination of a dollar loan, equipment lease and equity financing. The effect of including debt financing on the Base Case economics is to increase the rate of return to the equity owners by virtue of a leveraging effect.

For the purposes of the PFS, the evaluation is based on 100% of the project cash flows before distribution of profits to the equity owners. Before-tax annual cash flows are discounted at rates of 0% and 10%.

The results of the economic analysis indicate that exploitation of the Parral Tailings silver/gold tailings deposit is economically viable and should proceed.

Table 1.14-1: NPV Base Case Before and After Tax

Factor	UNIT	NPV Before Tax (USD m)	NPV After Tax (USD m)
0%	$m	230.52	160.91
5%	$m	159.09	107.46
10%	$m	113.43	73.70

IRR	%	80	54

1.15 Conclusions

The PFS has concluded that the GoGold reserves can be easily treated by a conventional heap leach, stacking and agglomeration with Merrill-Crowe processing facility. Similar facilities are currently in operation throughout Mexico and South America. The plant design was based on the results of the extensive metallurgical test programme completed on actual GoGold tailings deposit samples, which showed the suitability of the Merrill-Crowe treatment plant. The tailings will be reclaimed and delivered to the plant from the tailings deposit located in the city of Parral using conventional mining practices and equipment suitable to this type of recovery.

The EIA carried out as part of the PFS has concluded that the Project can be developed in an environmentally responsible manner with significant economic benefits to the city and the local communities. A comprehensive environmental management system will be developed to facilitate and control the environmental and social aspects during the development and operation of the Project. The costing estimates for the study were prepared late in 2012 and based to a large extent on South African supply and installation rates. Experience and industry indicate that local Mexican rates are much lower than South African rates and thus the company plans to update the cost estimates early in 2013 (during a FEED / early works phase of the Project) with the aim of significantly improving the financial parameters.

The financial analyses are based on the scenario of 100%-equity financing for the project. The base case model assumes a constant price of gold price of USD 1,475/oz. and silver price of USD 29/oz. and generates a pre-tax IRR of 80%. The forecast capital payback time is within 2 years.

Supplementary Notes

Subsequent to completion of the FEED work described above, GoGold received environmental permits for mine construction on the Parral Tailings Project from the Mexican Department of Environment (SEMARNAT). The permit includes acceptance of the environmental impact assessments and the change of land use permit. Construction on the Parral Tailings Project commenced in October of 2013. MDM was selected as the EPCM contractor and are managing all site activity. Detailed engineering design is well advanced as are the site earthworks. The majority of the equipment orders has been placed and the structural steel is in fabrication. The objective is to maximize the use of local Mexican skills and contractors for the majority of the project works.

As of the date of this AIF, all agreements relating to the Parral Tailings Project are in good standing. The remaining obligations of GoGold in order to maintain the project in good standing are outlined below:

(a)	GoGold must pay the Municipality of Parral US$30,000 per month for as long as the project remains in operation;

(b)

The Munipality of Parral has a 12% net profits interest (NPI) in the project. The basis on which the NPI is calculated once production has begun is gross revenue from metal sales less cost of production and depreciation. and on December 10, 2013, GoGold agreed to pay US$1,216,320 in advance to the Municipality (this payment has been made); and

(c)

GoGold entered into a land lease to provide a location for the leach pads and processing equipment which requires an annual payment of US$400,000 commencing in 2014 and ending in 2023. GoGold has a five year renewal option which may be exercised by payment of US$1,000,000.

Please refer to “Objectives and Strategic Plan” below for further details on the Parral Tailings Project.

Objectives and Strategic Plan

Since the date of GoGold’s last AIF, the Corporation’s strategy has shifted. Market conditions for many other junior mining companies has continued to deteriorate. As a result, GoGold has an opportunity to potentially acquire properties and/or companies that meet our criteria of being economically positive for our shareholders. The criteria generally is that a project is advanced and capable of being put into production relatively quickly at low capital cost. We also plan to utilize the potential cash flow from production at Parral to finance these potential acquisitions as well as the exploration activities at the San Diego Property with a goal of developing a resource. Although success is not guaranteed, management plans to advance this strategy in a professional systematic manner with the proposed schedule and milestones listed below.

Parral Tailings Project

Key milestones to be achieved are more particularly described below:

Activity		Estimated Completion

1.	Complete construction	May 2014

2.	Startup and commissioning	May 2014

3.	First precious metal pour	June 2014

The Corporation completed a prefeasibility study on the Parral Tailings Project in February of 2013. A further FEED (Front End Engineering and Design) study, which among other things further refined the confidence level of the capital and operating costs, was completed in August 2013. Permitting was also completed in August 2013 and construction commenced in October 2013. For the 2014 fiscal year, the Corporation intends to complete construction and spend the entire $36 million budgeted capital cost provided in the FEED study therefor. As of the date of this document, construction at Parral Tailings Project is approximately 32% complete.

San Diego Property

The San Diego Property is an exploration project that is currently in the discovery stage. As a result of the current state of capital markets and commodity prices as well as the Corporation’s shift in focus as described above, exploration expenditures on the San Diego Property slowed during the year and are expected to remain below 2013 levels for fiscal 2014. Dependent on cash resources, the priorities for the San Diego Property are to outline a resource at both the San Diego South and Las Europas areas.

The San Diego Property is subject to risk factors associated with an exploration project. See “Description of the Business - Risk Factors” for more information on these risk factors.

Rambler Property

The Corporation decided to take an impairment charge for the entire value of the Rambler Property during the 2012 fiscal year. This charge was taken while the Corporation considers next steps for the property and no exploration activity is taking place or is planned on the property. The amount of the impairment charge was $715,098.

Animas Resources Ltd.

On December 4, 2013, the Corporation announced it had signed a definitive agreement with Animas Resources Ltd. to buy the past-producing Santa Gertrudis gold mine located in Sonora, Mexico. Further to this announcement and subsequent developments, the Corporation is in continuing discussions to pursue a revised offer to acquire the assets or shares of Animas Resources Ltd. and its subsidiaries, the details of which are not yet finalized.

The Corporation intends to pursue the acquisition of Animas and proceed to complete a prefeasibility study on the Santa Gertrudis Gold Mine as soon as possible and depending on results, proceed with development. The Corporation is also in the process of determining whether any additional capital will be required for the Animas offer and what form any future financing will take. The Corporation’s ability to raise any necessary financing cannot be guaranteed.

Risk Factors

GoGold has identified the following potentially significant inherent risks and uncertainties relating to its business at its present stage of development. This discussion, by its nature, is not all-inclusive, nor is it a guarantee that other factors will or will not affect GoGold in the future.

Substantial Capital Requirements

GoGold will be required to make substantial capital expenditures for the exploration, development and production of its properties in the future. If it is not successful in deriving revenues from the Parral Tailings Project, it may have limited ability to raise the capital necessary to undertake or complete future exploration work, including drilling programs. There can be no assurance that debt or equity financing will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to GoGold. Moreover, future activities may require GoGold to alter its capitalization significantly. The inability of GoGold to access sufficient capital for its operations or any intended acquisitions could have a material adverse effect on GoGold’s financial condition, results of operations or prospects. In particular, failure to obtain such financing on a timely basis could cause GoGold to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations.

Reliance on Key Personnel

GoGold may experience difficulty attracting and retaining qualified management and technical personnel to meet the needs of its anticipated growth, and the failure to manage GoGold’s growth effectively could have a material adverse effect on its business and financial condition. The success of GoGold is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons. The competition for qualified personnel in the mining industry is currently intense. In order to attract and retain its key personnel, GoGold has sought to provide its personnel with challenging work and a variety of opportunities for advancement through growth and expansion of GoGold’s business, and through equity participation. In addition, GoGold anticipates that, as it expands its existing production and brings additional properties into production, and as GoGold acquires additional mineral rights, GoGold will experience significant growth in its operations. GoGold expects this growth to create new positions and responsibilities for management personnel and to increase demands on its operating and financial systems, as well as to require the hiring of a significant number of additional operations personnel. There can be no assurance that GoGold will successfully meet these demands and effectively attract and retain additional qualified personnel to manage its anticipated growth and hire enough additional operations personnel. The failure to attract such qualified personnel to manage growth effectively could have a material adverse effect on GoGold’s business, financial condition or results of operations.

Permits

GoGold will be required to apply for appropriate environmental and mining operations-related permits under local, State and Federal laws of Mexico to allow for commercial development and operations. Failing to obtain such permits could have a negative impact on the business of GoGold.

Acquiring Permits and Licenses

The activities of GoGold are subject to government approvals, various laws governing prospecting, development, land resumptions, production taxes, labour standards and occupational health, mine safety, toxic substances and other matters, including issues affecting local native populations. Although GoGold believes that its activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, production or development. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a material adverse impact on the business, operations and financial performance of GoGold. Further, the mining licenses and permits issued in respect of its projects may be subject to conditions which, if not satisfied, may lead to the revocation of such licenses. In the event of revocation, the value of GoGold’s investments in such projects may decline.

Limited Operating History

GoGold has a limited operating history and has not generated a profit from its activities. GoGold will be subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that it will not achieve its growth objective. It may take several years to achieve positive cash flow from operations and there can be no certainty that GoGold will produce revenue, operate profitably or provide a return on investment in the future.

Mineral Reserves / Mineral Resources

Mineral reserves and resources are, in the large part, estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Reserve and resource estimates for properties that have not yet commenced production may require revision based on actual production experience. Market price fluctuations of gold and silver, as well as increased production costs or reduced recovery rates may render mineral reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to mineral reserves and resources, such as the need for orderly development of the ore bodies and the processing of new or different mineral grades may cause a mining operation to be unprofitable in any particular accounting period.

Recent Global Financial Conditions

Recent global financial conditions have been subject to increased volatility. The continuing and future uncertainty in global financial markets may impact the ability of GoGold to obtain equity or debt financing in the future and, even if obtained, on terms favourable to GoGold. If these increased levels of volatility and market turmoil continue, GoGold’s operations could be adversely impacted and the value and the price of the shares of GoGold could be adversely affected.

Environmental Risks

All phases of the mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with mining operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on GoGold and cause increases in capital expenditures or production costs or reduction in levels of production at any future producing properties or require abandonment or delays in the development of new mining properties.

Title Risks

The acquisition of title to resource properties or interests therein is a very detailed and time-consuming process. GoGold’s properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. The boundaries of certain of GoGold’s properties have not been surveyed and consequently may be disputed.

Credit and Liquidity

The business of GoGold may be dependent upon access to operating credit lines to fund ongoing operations. Should overall credit liquidity be severely limited, it could impact GoGold’s ability to operate under normal conditions. GoGold intends to mitigate this risk by careful monitoring of cash flow needs, regular communication with credit providers and the careful selection of financially strong lenders from which to borrow.

Unforeseen Expenses

While GoGold is not aware of any expenses that may need to be incurred that have not been taken into account, if such expenses were subsequently incurred, the expenditure proposals of GoGold may be adversely affected.

Integration of New Acquisitions

GoGold may experience problems integrating new acquisitions into existing operations, which could have a material adverse effect on GoGold. GoGold may make selected acquisitions in the future. GoGold’s success at completing any acquisitions will depend on a number of factors, including, but not limited to:

(a)	identifying acquisitions which fit GoGold’s strategy;

(b)	negotiating acceptable terms with the seller of the business or property to be acquired; and

(c)	obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

If GoGold does make further acquisitions, any positive effect on GoGold’s results will depend on a variety of factors, including, but not limited to:

(a)	assimilating the operations of an acquired business or property in a timely and efficient manner;

(b)	maintaining GoGold’s financial and strategic focus while integrating the acquired business or property;

(c)	implementing uniform standards, controls, procedures and policies at the acquired business; as appropriate; and

(d)	to the extent that GoGold makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place increased pressure on GoGold’s cash flow if such acquisitions involve cash considerations or the assumption of obligations requiring cash payments. The integration of GoGold’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require GoGold to incur significant costs in connection with, among other things, implementing financial and planning systems. GoGold may not be able to integrate the operations of a recently acquired business or restructure GoGold’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from GoGold’s management team, which may detract attention from GoGold’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on GoGold’s business, operating results, financial condition and the price of GoGold’s common shares. In addition, the acquisition of mineral properties may subject GoGold to unforeseen liabilities, including environmental liabilities.

Market Price of Gold and Silver

Changes in the market price of gold and other metals, which in the past has fluctuated widely, will affect the profitability of GoGold’s operations and financial condition. GoGold’s profitability and long-term viability depend, in large part, upon the market price of gold and other metals and minerals that may be produced from GoGold’s properties. The market price of gold and other metals is volatile and is impacted by numerous factors beyond GoGold’s control, including:

(a)	expectations with respect to the rate of inflation;

(b)	the relative strength of the US dollar and certain other currencies;

(c)	interest rates;

(d)	global or regional political or economic conditions;

(e)	supply and demand for jewellery and industrial products containing metals;

(f)	costs of substitutes;

(g)	changes in global supply of precious and base metals;

(h)	changes in global or regional investment or consumption patterns; and

(i)	sales by central banks and other holders, speculators and producers of gold and other metals in response to any of the above factors.

There can be no assurance that the market price of gold and other metals will remain at current levels or that such prices will improve. A decrease in the market price of gold and silver could adversely affect the profitability of GoGold’s potential mining operations and GoGold’s ability to finance the exploration and development of additional properties, which would have a material adverse effect on GoGold’s financial condition and results of operations. A decline in the market price of gold or silver, or both, may also require GoGold to write-down its Mineral Reserves which would have a material and adverse affect on its earnings and profitability. Further, if revenue from gold or silver sales, or both, declines, GoGold may experience liquidity difficulties.

Foreign Operations

GoGold’s foreign property interests and operations are subject to the political risks and uncertainties associated with investment in a foreign country. Some of GoGold’s property interests are located in Mexico and are subject to Mexican federal and state laws and regulations. As a result, GoGold’s mining investments are subject to the risks normally associated with the conduct of business in foreign countries. GoGold believes the present attitude of the governments of Mexico and of the States in which GoGold’s Mexican projects are located to foreign investment and mining to be favourable; however, investors should assess the political risks of investing in a foreign country. Any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of GoGold.

The risks of conducting business in a foreign country may include, among others, labour disputes, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual relations, corruption, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports, instability due to economic under-development and inadequate infrastructure and increased financing costs. In addition, the enforcement by GoGold of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks may limit or disrupt GoGold’s operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation. Any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of GoGold.

Land Reclamation Requirements

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance, and GoGold is subject to such requirements at its mineral properties. Reclamation obligations include requirements to:

(a)	control dispersion of potentially deleterious effluents; and

(b)	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations arising from exploration and potential development activities, GoGold must allocate financial resources that might otherwise be spent on further exploration and development programs. If GoGold is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

Conflicts of Interest

Certain of GoGold’s directors and officers may serve in similar positions with other companies which may put them in conflict of interest positions from time to time. Certain of the directors and officers may serve as directors, officers, promoters and members of management of other public companies and as such it is possible that a conflict may arise between their duties as a directors or officers of GoGold and their duties as a directors, officers, promoters or members of management of such other companies. The directors and officers of GoGold are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and GoGold will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the CBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Dilution

GoGold may raise funds for future operations through the issuance of shares, debt instruments or other securities convertible into shares and such financings may result in the dilution of present and prospective shareholdings. In order to finance future operations, GoGold may raise funds through the issuance of shares or the issuance of debt instruments or other securities convertible into shares. GoGold cannot predict the size of future issuances of common shares or the issuance of debt instruments or other securities convertible into shares or the effect, if any, that future issuances and sales of GoGold’s securities will have on the market price of the Common Shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, would result in dilution, possibly substantial, to present and prospective security holders.

Currency

GoGold’s operating results and cash flow are significantly affected by changes in the US/Canadian dollar and US dollar/Mexican peso exchange rates. In the event GoGold generates revenues, they will likely be denominated in US dollars while most of GoGold’s expenses are currently denominated in Mexican pesos, US dollars and Canadian dollars. Therefore exchange rate movements can have a significant impact on all of GoGold’s costs. The appreciation of non-US dollar currencies against the US dollar can increase the costs of production at GoGold’s mines, making such mines less profitable. Gold and other metals are sold throughout the world principally in US dollars. Any significant and sustained appreciation of the Mexican peso and/or Canadian dollar against the US dollar, or of the US dollar against the Canadian dollar, may materially increase GoGold’s costs and reduce revenues, if any, on its operations. GoGold currently does not use derivative products to mitigate foreign exchange exposure.

Market for Securities and Volatility of Share Price

There can be no assurance that an active trading market in GoGold’s securities will be established or sustained. The market price for GoGold’s securities could be subject to wide fluctuations. Factors such as announcements of quarterly variations in operating results, as well as market conditions in the industry, may have a significant adverse impact on the market price of the securities of GoGold. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

Uninsured Risks

GoGold, as a participant in mining and exploration activities, may become subject to liability for hazards that cannot be insured against or against which it may elect not to be so insured because of high premium costs. Furthermore, GoGold may incur a liability to third parties (in excess of any insurance coverage) arising from negative environmental impacts or any other damage or injury. In the course of exploration, development and production of mineral properties, unexpected or unusual geological or operating conditions may occur. It is not always possible to insure against such risks, and GoGold may decide not to take out insurance against such risks as a result of high premiums or for other reasons. Should such risks arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the securities of GoGold.

GoGold is not insured against most environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not generally been available to companies within the industry. GoGold will periodically evaluate the cost and coverage of any insurance that may be available against certain environmental risks in order to determine if the costs thereof is warranted. In the event GoGold becomes subject to uninsured environmental liabilities, the payment of such liabilities could reduce or eliminate its available funds. Should GoGold be unable to fully fund the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

Dividends

There is no assurance that GoGold will pay dividends on the Common Shares in the foreseeable future, or at all.

Competition

The mining industry is highly competitive. Many of GoGold’s competitors for the acquisition, exploration, production and development of mineral properties, and for capital to finance such activities, will include companies that have greater financial and personnel resources available to them than GoGold.

DIVIDENDS AND DISTRIBUTIONS

No dividends have been or will be paid by GoGold in the foreseeable future. GoGold intends to retain its earnings, if any, to finance the growth and development of business and does not intend to pay dividends on the Common Shares in the foreseeable future. Any return on an investment in GoGold’s securities will come from the appreciation, if any, in the value of the Common Shares. The payment of future dividends, if any, will be reviewed periodically by GoGold’s directors and will depend upon, among other things, conditions then existing, including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

DESCRIPTION OF CAPITAL STRUCTURE

GoGold is authorized to issue an unlimited number of common shares without nominal or par value of which 132,981,894 Common Shares are issued and outstanding as fully paid and non-assessable as of September 30, 2013. As of September 30, 2013, 3,690,000 Common Shares were reserved for issuance pursuant to the exercise of the options to acquire Common Shares outstanding under GoGold’s Stock Option Plan, an aggregate of 170,000 Common Shares are reserved for issuance pursuant to the exercise of the Finder’s Warrants, 12,150,000 Common Shares are reserved for issuance on the due exercise of the GoGold Warrants and 2,000,000 Common Shares are reserved for issuance on the due exercise of the Orion Financing Warrants. A total of 450,000 incentive options were granted subsequent to September 30, 2013 so that as of the date of this document, 4,140,000 Common Shares are reserved for issuance pursuant to GoGold’s Stock Option Plan.

The holders of Common Shares are entitled to: (a) one vote per Common Share at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote; (b) receive dividends, if, as and when declared by the Board; and (c) subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of GoGold, receive the remaining property of GoGold upon dissolution, liquidation or winding-up of GoGold as is distributable to the holders of the Common Shares.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares began trading on the TSXV on February 12, 2010 and have been listed on the Toronto Stock Exchange (“TSX”) since January 22, 2013. The Common Shares trade under the symbol “GGD”.

The following table sets out the high and low trading price, and volume of trading on a monthly basis, of the Common Shares on the TSXV and the TSX, as applicable, from October 1, 2012 to September 30, 2013, the most recently completed financial year:

Month	High	Low	Volume
October 2012	$1.63	$1.27	792,672
November 2012	$1.50	$1.28	645,959
December 2012	$1.43	$1.25	256,716
January 2013	$1.41	$1.15	452,901
February 2013	$1.36	$1.20	688,314
March 2013	$1.35	$1.20	172,925
April 2013	$1.27	$1.02	356,053
May 2013	$1.17	$0.98	519,825
June 2013	$1.14	$0.96	293,008
July 2013	$1.08	$0.95	270,311
August 2013	$1.19	$0.91	1,063,828
September 2013	$1.19	$1.03	307,777

Prior Sales

GoGold does not have any class of securities that is outstanding but not listed or quoted on an exchange, other than warrants and options to acquire Common Shares described elsewhere in this AIF.

ESCROWED SECURITIES

To the knowledge of GoGold, the following table provides the number of securities held in escrow, and the percentage that number represents of the outstanding securities of that class as at September 30, 2013:

Designation of Class	Number of Common Shares Held in Escrow		Percentage of Class
Common Shares	12,406,083	(1)	9.33	%(2)
Options	447,500		12.13	%(3)

Notes:

(1)

The Common Shares in escrow are held by Computershare Investor Services Inc. as escrow agent. Under the terms of the applicable escrow agreements, the remaining escrowed Common Shares and Options are to be released on February 1, 2014. See “Material Contracts” for more information on the escrow agreements.

(2)	Based on 132,981,894 Common Shares being issued and outstanding as at September 30, 2013.
(3)	Based on 3,690,000 Options outstanding as at September 30, 2013.

Except for the securities indicated in the table above, to the knowledge of GoGold, there are no securities of GoGold that are subject to a contractual restriction on transfer.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The following table sets out, as of the date of this AIF, the names of the directors and officers of GoGold, the province or state, and country of residence of each such director and officer, their respective positions and offices held with GoGold and their principal occupations during the last five years.

Name, Province and Country of Residence and Positions and Offices Held	Date Elected or Appointed	Principal Occupations During the Last Five Years
Terence Coughlan, President, CEO and Director (2)(4) Nova Scotia, Canada	January 18, 2008

Terence Coughlan holds a B.Sc. (geology) degree from St. Mary’s University (1987) and has been actively involved in the mineral resource industry since 1984. Mr. Coughlan was director of Gammon Gold Inc. (now AuRico Gold Inc.), a mineral exploration company which trades on the TSX and the New York Stock Exchange, and served as Vice President and Director of that company from 1997 to December 2003. Mr. Coughlan was Vice President of Acadian Mining Corporation from 2003 to February, 2010 and a director of Acadian Mining Corporation from 2003 until November, 2009. Mr. Coughlan was a Director of Royal Roads Corp. from August, 2008 to February, 2010 and is a qualified person as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects.

Phillip Gaunce, Director(1)(2)(3) Nova Scotia, Canada	July 31, 2009

Since 1995, Phillip Gaunce has been the President of Bell & Grant Insurance, an Atlantic Canada based insurance brokerage. Mr. Gaunce currently sits on the Board of Governors at Saint Mary’s University. Mr. Gaunce was a board member at the IWK Health Centre from September, 2001 to 2007 where he served on the Audit Committee from April, 2003 to September, 2007. Mr. Gaunce was also on the Audit Committee for the IWK Foundation from October, 2008 to September 2012. Mr. Gaunce has been a board member and audit committee member for RediShred Capital Corp. since October, 2006. Mr Gaunce received his Bachelor of Commerce degree from Saint Mary’s University in 1984 and his CA designation in 1986.

Name, Province and Country of Residence and Positions and Offices Held	Date Elected or Appointed	Principal Occupations During the Last Five Years
George Waye, Director(1)(2)(3) Nova Scotia, Canada	July 23, 2010

George Waye is a retired partner of Ernst & Young LLP where he provided services to significant public and private sector clients in various industries and sectors with operations around the world. He is a current or former member of the Institutes of Chartered Accountants of Canada in Nova Scotia, British Columbia, Newfoundland and Labrador, New Brunswick, Prince Edward Island and Quebec. Mr. Waye has lectured at McGill University, as well as for provincial institutes of chartered accountants. Mr. Waye received his Bachelor of Commerce degree from Dalhousie University in 1970, his CA designation in 1972 and was awarded his FCA designation in 2002.

Terrence Cooper, Q.C., Director(1)(3) Nova Scotia, Canada	January 22, 2013

Mr. Cooper has been practicing law in Nova Scotia for the past forty years. He served as a solicitor with the Nova Scotia Department of the Attorney General prior to co-founding the law firm of Cooper & McDonald in Halifax. He has been a lawyer with the law firm of Boyne Clarke in Dartmouth, Nova Scotia since 2007 and also acts as a per diem Crown Attorney. Mr. Cooper holds a B.A. from Saint Mary’s University and his B.Ed. and LL.B. from Dalhousie University. He is a former member of the Canadian Bar Association and the American Trial Lawyers’ Association.

Mr. Cooper served as an independent director of AuRico Gold Inc. from April 27, 2009 until October 26, 2011. During his tenure with AuRico Gold, Mr. Cooper served as Chairman of the Nominating & Corporate Governance Committee and as a member of the Audit Committee.

Dana Hatfield, Chief Financial Officer and Director(4)	October 1, 2012

Prior to joining GoGold, Mr. Hatfield served as Chief Financial Officer for Brigus Gold Corp. from 2011 to 2012, Senior Vice President Finance for AuRico Gold Inc. from 2007 to 2011 and Director of Finance with the Eastern Canada division of Sysco Corporation from 2004 to 2007, where Mr. Hatfield oversaw financial reporting, internal controls, budgeting and planning, equity and debt financings, and all operational finance functions. Prior to this he was a Senior Manager with an international accounting firm advising various public companies on Canadian and US stock exchange regulations, equity financings, and general financial management. Mr. Hatfield is a Chartered Accountant and has a Bachelor of Commerce degree from Dalhousie University in Halifax, Nova Scotia.

Daniel Whittaker, Executive Vice President, Chief Administrative Officer and Corporate Secretary Nova Scotia, Canada	January 18, 2008

Daniel Whittaker served as the President and CEO, Chief Financial Officer, Chairman and/or Director of Ucore Rare Metals Inc. (formerly Ucore Uranium Inc.), a Canadian mining company and its predecessor company, Birchpoint Capital Inc., a capital pool company from January 2006 to March 2008. He also served on the board of directors of Merrex Gold Inc., a Canadian mining company from June 2006 to January 2009.

Name, Province and Country of Residence and Positions and Offices Held	Date Elected or Appointed	Principal Occupations During the Last Five Years
Sean Tufford, Vice President, Corporate Development(4) Nova Scotia, Canada	April 11, 2011

Mr. Tufford was the Director of Investor Relations for Brigus Gold Corp. (formerly Linear Gold Corp.) from 2009 to 2011. Mr. Tufford was also involved with shareholder communications for Linear Metals Corporation. Prior to entering the mining industry, Mr. Tufford held executive level marketing positions for companies including M5 Marketing Communications and Provincial Airlines Limited.

Robert Harris, Chief Operating Officer Nova Scotia, Canada	August 20, 2012

Mr. Harris graduated with a Bachelor of Science degree and a Masters of Science in Engineering degree in 1982 from the University of New Brunswick and is a Registered Professional Engineer of Nova Scotia. He also received a Diploma in Business from St Mary’s University in 1992. He has over twenty years in the mining business and has led numerous feasibility studies which have translated into operating mines. Most recently, as vice-president of operations of Etruscan Resources Inc., he has managed the design, construction, commissioning and operation of a gold mine in West Africa. He has authored numerous papers on projects and mineral technology and has presented at various conferences. Mr. Harris was a Director of Mountain Lake Resources from February 2010 to June 2012 and is a Qualified Person as defined by National Instrument 43-101.

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance Committee.
(4)	Member of the Disclosure Policy Committee.

Each director elected or appointed will hold office until the next annual general meeting of the shareholders of GoGold or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the articles of GoGold or with the provisions of the CBCA.

As of the date of this AIF, all directors and executive officers of GoGold, as a group, beneficially own, directly or indirectly, or exercise control or direction over, 6,854,133 Common Shares, representing 5.2% of all outstanding Common Shares.

Except as set out below, none of the directors or executive officers of GoGold have a principal occupation as an officer of a person or company other than GoGold. Philip Gaunce’s principal occupation is as President of Alfred J. Bell and Grant Limited, a Nova Scotia based insurance brokerage. George Waye’s principal occupation is as Managing Director of GFW Advisory Inc., a sole practitioner advisory firm providing financial advisory services.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as set forth below, to the knowledge of GoGold, no director, executive officer or shareholder holding a sufficient number of securities of GoGold to affect materially the control of GoGold:

(a)

is, as at the date of this AIF, or has been within the ten years before the date of this AIF, a director or executive officer of any company (including GoGold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Terence Coughlan was a director of ScoZinc Ltd. from December 2006 to December 2008. ScoZinc Ltd. was subject to an order of the Supreme Court of Nova Scotia with respect to a proceeding under the Companies’ Creditors Arrangement Act dated December 22, 2008. ScoZinc Ltd.’s plan of arrangement was accepted at a meeting of its creditors held on May 21, 2009 and was ratified by the Court on May 21, 2009. The conditions precedent to the implementation of the ScoZinc Ltd. plan of arrangement have all been met or waived and all affected creditors have been paid in accordance with the terms of the ScoZinc Ltd. plan of arrangement. The implementation of the ScoZinc Ltd. plan of arrangement has been discharged.

To the knowledge of GoGold:

(a)

no director or executive officer is, as at the date of this AIF, or was within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including GoGold) that:

(i)	was subject to an Order that was issued while such person was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event while that person was acting in the capacity as director, chief executive officer or chief financial officer; and

(b)	no director, executive officer or shareholder holding a sufficient number of securities of GoGold to affect materially the control of GoGold has been subject to:

(i)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

For the purposes of the foregoing, an “Order” means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation and, in each case, that was in effect for a period of more than 30 consecutive days.

Conflicts of Interest

Directors and officers of GoGold may also serve as directors and/or officers of other companies engaged in similar businesses and may be presented from time to time with situations or opportunities which give rise to apparent conflicts of interest which cannot be resolved by arm’s length negotiations but only through exercise by the officers and directors of such judgment as is consistent with their fiduciary duties to GoGold which arise under applicable corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as directors or officers of GoGold. It is expected that all conflicts of interest will be resolved in accordance with the provisions of the CBCA. It is expected that any transactions with officers and directors will be on terms consistent with industry standards and sound business practice in accordance with the fiduciary duties of those persons to GoGold, and, depending upon the magnitude of the transactions and the absence of any disinterested board members, may be submitted to the shareholders for their approval.

PROMOTERS

Terence Coughlan has acted as the promoter of GoGold within the last two years. Mr. Coughlan led the formation and organization of GoGold. Mr. Coughlan also acts as President, Chief Executive Officer and a director of GoGold and receives compensation in connection with these positions. Mr. Coughlan beneficially owns an aggregate of 2,435,333 Common Shares or approximately 1.84% of the issued and outstanding Common Shares. For information concerning Mr. Coughlan, see “Directors and Officers” in this AIF.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings material to GoGold to which GoGold is or was a party or of which any of GoGold’s property is or was the subject matter during the financial year ended September 30, 2013, and to GoGold’s knowledge, no such proceedings are contemplated.

There were no:

(a)	penalties or sanctions imposed against GoGold by a court relating to securities legislation or by a securities regulatory authority during the financial year ended September 30, 2013;

(b)	other penalties or sanctions imposed by a court or regulatory body against GoGold that would likely be considered important to a reasonable investor in making an investment decision; and

(c)	settlement agreements which GoGold entered into before a court relating to securities legislation or with a securities authority during the financial year ended September 30, 2013.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed below, to the knowledge of GoGold, no director or executive officer of GoGold, or any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Common Shares, or associates or affiliates of any of those persons or companies, has had any material interest, direct or indirect, in any transaction since October 1, 2010 that has materially affected or is reasonably expected to materially affect GoGold.

As of September 30, 2013, Mr. Fred George holds, to the knowledge of GoGold, an aggregate of 23,576,050 Common Shares, or approximately 17.73% of the issued and outstanding Common Shares.

Durango Capital Inc. (a company controlled by Mr. Fred George) received a finder’s fee in the form of 170,000 Finder’s Warrants, exercisable at a price of $1.25 per share, expiring December 23, 2014, and a cash payment of $157,500 in connection with the private placement completed on December 23, 2011.

As of September 30, 2013, Oak Run Precious Metals Fund holds, to the knowledge of GoGold, 20,000,000 Common Shares or approximately 15.04% of the Common Shares outstanding.

To the knowledge of GoGold, neither Mr. George nor Oak Run Precious Metals Fund has entered into a voting trust or similar agreement.

TRANSFER AGENT AND REGISTRAR

GoGold’s transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario and Halifax, Nova Scotia.

MATERIAL CONTRACTS

GoGold is party to the following material contracts, all of which were entered into since October 1, 2012 or which are otherwise currently in effect (contracts that GoGold has entered into in the ordinary course of business are not described):

1.

an Escrow Agreement dated July 27, 2012 among GoGold, Computershare Investor Services Inc. and security holders of GoGold, being 3213897 Nova Scotia Limited, Terence Coughlan, Daniel Whittaker, Birchpoint Holdings Incorporated, RBC Dominion Securities Inc. (in trust for each of Phillip Gaunce and Lynne Gaunce), Phillip Gaunce, Lynne Gaunce, PLG Ventures Limited, George Waye, Scotia Capital Inc. (in trust for each of George Waye and Margaret Waye) and Sean Tufford, in respect of an aggregate of 6,694,333 Common Shares and 1,790,000 Options (“GoGold Escrow Agreement”);

2.

an Escrow Agreement among GoGold, Computershare Investor Services Inc. and security holders of GoGold, being Fred George, Nali George, Grupo Pan America Ltd., Kelly d’Eon, Michael Vitton, Mexcan Capital Holdings Incorporated, Ramon Luna and Matthew Goldsmith , in respect of an aggregate of 42,930,000 Common Shares (“Absolute Escrow Agreement”, and together with the GoGold Escrow Agreement, the “Escrow Agreements”);

3.

a Warrant Indenture dated June 29, 2012 among Absolute, GoGold and Computershare Trust Company of Canada providing for the administration of the Absolute Warrants and their exchange in connection with the Acquisition;

4.	an Agency Agreement among Absolute, GoGold and the Agents relating to the Private Placement;

5.	the Orion Credit Agreement;

6.	the Orion Off-take Agreement;

7.

the subscription agreement dated September 17, 2013 between GoGold and Orion, as assigned to Orion Master, relating to the subscription for Common Shares and Orion Financing Warrants in connection with the Orion Financing (together with the Orion Credit Agreement and the Orion Off-take Agreement, the “Orion Agreements”); and

8.	the Animas Agreement.

For further information regarding the Escrow Agreements, please see “Escrowed Securities” in this AIF. For further information regarding the Orion Agreements and the Animas Agreement, please see “General Development of the Business – Developments in 2013” in this AIF.

INTERESTS OF EXPERTS

Names of Experts

The auditor of GoGold is KPMG LLP, Chartered Accountants, Halifax, Nova Scotia. GoGold’s annual financial statements for the years ended September 30, 2012 and September 30, 2013 contain an auditors’ report prepared by KPMG LLP.

The technical report entitled “Technical Report on the Rambler Property, Newfoundland, Canada Licence 9060M for GoGold Resources Inc.” dated June 14, 2010 was prepared by Peter Webster, P. Geo., and Isobel Wolfson, M.Sc., P. Geo, of Mercator Geological Services Limited.

The San Diego Technical Report was prepared by Peter Webster, P. Geo., of Mercator Geological Services and David Duncan, P. Geo., of D.R. Duncan & Associates Ltd.

The technical report entitled “Parral Tailings Project, Chihuahua, Mexico, NI 43-101 Technical Report on Mineral Resources” dated May 11, 2012 was prepared by David R. Duncan, P. Geo., of D.R. Duncan & Associates Ltd.

The Parral Technical Report was prepared by David S. Dodd, B. Sc (Hon) FSAIMM of The MDM Group, David R. Duncan, P. Geo of D.R. Duncan & Associates Ltd., and Ken Kuchling, P. Eng of P&E Mining Consultants Inc.

Interests of Experts

To the knowledge of GoGold, none of the experts named above, nor any designated professionals of those experts, had a registered or beneficial interest, directly or indirectly, in any securities or other property of GoGold or any of GoGold’s associates or affiliates at the time of preparation of the report indicated above, as the case may be, or received such an interest after the time of preparation of such report or valuation, nor are any of the experts named above to receive any such interest.

In connection with the audit of GoGold’s financial statements, KPMG LLP has reported to GoGold’s Audit Committee that they are independent of GoGold within the Rules of Professional Conduct of the Institute of Chartered Accountants of Nova Scotia.

AUDIT COMMITTEE

Audit Committee Charter

The charter of GoGold’s Audit Committee is attached to this Circular as Schedule “A”.

Composition of Audit Committee & Relevant Education and Experience

The members of the Audit Committee are George Waye, Phillip Gaunce and Terry Cooper. All members are financially literate and independent within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”). The education and experience of each Audit Committee member is described in this AIF in the section entitled “Directors and Officers”.

Audit Committee Oversight

At no time since the commencement of GoGold’s most recently completed financial year have any recommendations by the Audit Committee respecting the nomination or compensation of GoGold’s external auditor not been adopted by the Board.

Pre-Approval Policies and Procedures

Pursuant to NI 52-110, with the exception set out below, the Audit Committee must approve in advance all non-audit services to be provided to GoGold by the external auditor. The Audit Committee passed a resolution dated January 24, 2011 resolving that the Chairman of the Committee could approve non-audit expenditures for services to be provided by the external auditor costing less than $5,000 and that such expenditures will be approved by resolution by the committee. Any non-audit expenditures in excess of $5,000 require prior approval by the full committee. The committee has pre-approved certain expenditure levels for audit and other fees and is updated on a quarterly basis regarding the status of expenditures relating to already approved amounts as well as any non-audit services required or recommended.

External Auditor Service Fees

The fees charged to GoGold by its external auditor for its financial years ended September 30, 2013 and 2012 are as follows:

	Fiscal Year Ended September 30, 2013	Fiscal Year Ended September 30, 2012
Audit Fees	$105,000	$99,500
Audit-Related Fees	—	—
Tax Fees	$5,000	$13,000	(2)
All Other Fees	$5,000	$74,450	(3)

Notes:

(1)	See “Pre-Approval Policies and Procedures” above for information regarding the services provided by the external auditor.
(2)

Tax fees comprise fees for tax compliance, tax advice and tax planning. In 2012, these fees included $3,000 for tax compliance related to the preparation of tax returns and $10,000 for other tax services provided in connection with the Acquisition.

(3)

All other fees relate to services provided by the external auditor other than those described in “Audit Fees”, “Audit-Related Fees” and “Tax Fees”. In 2012, this included IFRS conversion assistance and the preparation and review of proforma financial statements and the management information circular in connection with the Acquisition.

ADDITIONAL INFORMATION

Additional information relating to GoGold is available on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of GoGold’s securities and securities authorized for issuance under equity compensation plans, is contained in GoGold’s information circular dated February 22, 2013 and additional financial information is provided in GoGold’s financial statements and management’s discussion and analysis for the year ended September 30, 2013, all of which is available on SEDAR.

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

1.0	PURPOSE

1.1

The Audit Committee (the “Committee”) is a standing committee of the board of directors (the “Board”) of GoGold Resources Inc. (“GoGold Resources Inc.” or the “Company”) charged with assisting the Board in fulfilling its responsibility to its shareholders and to the investment community. Its role is to serve as an independent and objective party to oversee GoGold Resources Inc.’s accounting and financial reporting processes, internal control system and external audits of its financial statements.

2.0	COMMITTEE MEMBERSHIP

2.1

The Board shall annually appoint a minimum of three directors to the Committee the majority of whom shall be directors of GoGold Resources Inc. who are independent of management and free from any material relationship, that, in the opinion of the Board, would interfere with the director’s exercise of independent judgment as a member of the Committee.

2.2	Each member of the Committee must be financially literate, or if not financially literate at the time of his appointment, must become so within a reasonable period of time following his appointment.

2.3	Members of the Committee shall typically be appointed at the first meeting of the Board held following each annual meeting of the shareholders of GoGold Resources Inc..

2.4

A member may resign or be removed from the Committee at any time and thereafter shall be replaced by the Board. A member of the Committee will automatically cease to be a member at such time as that individual ceases to be a director of GoGold Resources Inc..

3.0	CHAIR OF THE COMMITTEE

3.1

The Board shall in each year appoint a chair of the committee (“Chair”) from among the members of the Committee. In the Chair’s absence, or if the position is vacant, the Committee may select another member to act as interim Chair.

3.2	The Chair shall be responsible to ensure the Committee meets regularly and performs its duties as set out herein, and to report to the Board of Directors on the activities of the Committee.

4.0	AUDIT RESPONSIBILITIES

4.1	The Committee is responsible to:

Financial Statement and Disclosure Matters

(a)	review the interim unaudited financial statements and the annual audited financial statements, and shall report thereon to the Board;

(b)

satisfy itself that GoGold Resources Inc.’s annual audited financial statements are fairly presented in accordance with applicable Canadian generally accepted accounting principles and recommend to the Board whether the annual financial statements should be approved and included in GoGold Resources Inc.’s Annual Report;

(c)	satisfy itself that the information contained in the Company’s quarterly financial statements, MD&A and any other financial publication or disclosure of financial information extracted or derived from the Company’s financial statements, does not include any untrue statement of any material fact or omit to state a material fact that is required or necessary to make a statement not misleading in light of the circumstances under which it was made;

(d)

review GoGold Resources Inc.’s financial statements, MD&A and, if applicable, annual and interim earnings press releases referring to financial information before the information is publicly disclosed, and ensure that adequate procedures are in place for the review of any other public disclosure derived from GoGold Resources Inc.’s financial statements;

(e)

discuss with management and the external auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies;

(f)	review and discuss quarterly reports from the external auditor on:

(i)	all critical accounting policies and practices to be used;

(ii)

all alternative treatments of financial information within applicable Canadian generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor; and

(iii)	other material written communications between the external auditor and management, such as any management letter or schedule of unadjusted differences;

Oversight of the Company’s External Auditors

(g)	make recommendations to the Board regarding the selection and compensation of the external auditor to be put forth for appointment at each annual meeting of the Company;

(h)	satisfy itself that the external auditor reports directly to the Committee;

(i)

oversee the work of the external auditor engaged to prepare or issue an auditor’s report or perform other audit, review or attest services for GoGold Resources Inc., including the resolution of any disagreements between management and the external auditor regarding financial reporting;

(j)	obtain and review a report from the external auditor at least annually regarding:

(i)	the external auditor’s internal quality-control procedures;

(ii)

any material issues raised by the most recent internal quality-control review, or peer review, of the external audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(iii)	any steps taken to deal with any such issues; and

(iv)	all relationships between the external auditor and GoGold Resources Inc., including non-audit services;

(k)

evaluate the qualifications, performance and independence of the external auditor, including considering whether the external auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence, taking into account the opinions of management, and to present its conclusions with respect to the external auditor to the Board;

(l)

satisfy itself of the rotation of the audit partners and consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the external auditing firm on a regular basis;

(m)	meet with the external auditor and financial management of GoGold Resources Inc. to review the scope of the proposed audit for the current year and the audit procedures to be used;

(n)

satisfy itself that the audit function has been effectively carried out and that any matter which the external auditor wishes to bring to the attention of the Board has been addressed and that there are no unresolved differences between management and the external auditor;

(o)

pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its external auditor, subject to the de minimis exceptions for non-audit services described in Multilateral Instrument 52-110, section 2.4, which are approved by the Committee prior to the completion of the audit. The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Committee at its next scheduled meeting;

(p)	review and approve GoGold Resources Inc.’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

Financial Reporting and Risk Management

(q)

review the audit plan of the external auditor for the current year, and review advice from the external auditors relating to management and internal controls and the Company’s responses to the suggestions made therein;

(r)

discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies;

(s)

satisfy itself that the Company has implemented appropriate systems of internal control over financial reporting, the safeguarding of the Company’s assets and other “risk management” functions affecting the Company’s assets, management and financial and business operations, and that these systems are operating effectively;

Compliance Oversight Responsibilities

(t)	establish procedures for the receipt, retention and treatment of complaints received by GoGold Resources Inc. regarding accounting, internal accounting controls, or auditing matters;

(u)	establish procedures for the confidential, anonymous submission by employees of GoGold Resources Inc. of concerns regarding questionable accounting or auditing matters;

(v)

discuss with management and the external auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company’s financial statements or accounting policies;

(w)	discuss with the Company’s general counsel or outside counsel, as appropriate, legal matters that may have a material impact on the financial statements, or the Company’s compliance policies; and

(x)	satisfy itself that all regulatory compliance issues have been identified and addressed and identifying those that require further work.

4.2

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles applicable rules and regulations. These are the responsibilities of management and the external auditor.

5.0	GENERAL RESPONSIBILITIES

5.1	The Committee shall:

(a)	make regular reports to the Board;

(b)	have the right, for the purpose of performing their duties:

(i)	to inspect all the books and records of the Company and its subsidiaries;

(ii)	to discuss such accounts and records and any matters relating to the financial position of the Company with the officers and auditor of the Company and its subsidiaries; and

(iii)	to commission reports or supplemental information relating thereto;

(c)

permit the Board to refer to the Committee such matters and questions relating to the financial position of the Company and its affiliates or the reporting related thereto as the Board may from time to time see fit; and

(d)	perform any other activities consistent with this Charter, the Company’s Articles and governing law, as the Committee or the Board deems necessary or appropriate.

6.0	MEETINGS

6.1

The Chairman will appoint a secretary who will keep minutes of all meetings (the “Secretary”). The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

6.2

No business shall be transacted by the Committee unless a quorum of the Committee is present or the business is transacted by resolution in writing signed by all members of the Committee. A majority of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one half of the number of members plus one shall constitute a quorum.

6.3	The Committee shall meet often as it deems necessary to carry out its responsibilities but not less frequently than quarterly.

6.4

The time at which, and the place where the meetings of the Committee shall be held, and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the Articles of GoGold Resources Inc. or otherwise determined by resolution of the Board.

6.5	Meetings may be held in person, by teleconferencing or by videoconferencing.

6.6

Any decision made by the Committee shall be determined by a majority vote of the members of the Committee present. A member will be deemed to have consented to any resolution passed or action taken at a meeting of the Committee unless the member dissents.

6.7

Minutes of the Committee will be kept by the Secretary. The approved minutes of the Committee shall be circulated to the Board forthwith and shall be duly entered in the books of GoGold Resources Inc..

7.0	ACCESS TO MANAGEMENT AND OUTSIDE ADVISORS

7.1	The Committee shall have full, free and unrestricted access to management and employees and to the relevant books and records of GoGold Resources Inc..

7.2	The Committee may invite such other persons (eg. the CEO, CFO, Controller) to its meetings, as it deems necessary.

7.3	The Committee shall have the authority to:

(a)	retain independent legal, accounting or other relevant advisors as it may deem necessary or appropriate to allow it to discharge its responsibilities;

(b)	set and pay the compensation of any such advisors, at the expense of GoGold Resources Inc.; and

(c)	to communicate directly with the internal and external auditor.

7.4	Any advisors retained shall report directly to the Committee.

8.0	REPORTING REQUIREMENTS

8.1	The Committee shall make regular reports to the Board, through the Chair, following meetings of the Committee.

9.0	ANNUAL REVIEW AND ASSESSMENT

9.1	The Committee shall review and assess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

9.2	The Committee shall review its own performance annually and report to the Board.

10.0	REMUNERATION

10.1	The members of the Committee, shall be entitled to receive such remuneration for acting as a member of the Committee as the Board may from time to time determine.

GOGOLD RESOURCES INC.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

PROCEDURES FOR SUBMISSIONS OF COMPLAINTS RELATING

TO ACCOUNTING MATTERS OR FRAUD

WHISTLEBLOWER POLICY

1.

The Company shall inform all directors, employees and consultants in writing, e-mail or such other means that is disseminated to all employees at least annually, of the officer (the “Complaints Officer”) designated from time to time by the Audit Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters, and any matters which relate to fraud against shareholders.

2.

The Complaints Officer shall be informed that any complaints or submissions so received must be kept confidential and that the identity of employees making complaints or submissions shall be kept confidential and shall only be communicated to the Audit Committee or the Chairman of the Committee.

3.

The Complaints Officer shall be informed that he or she must report to the Committee as frequently as such Complaints Officer deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Committee called to approve interim and annual financial statements of the Corporation.

4.	Upon receipt of a report from the Complaints Officer, the Committee shall discuss the report and take such steps as the Committee may deem appropriate.

5.	The Complaints Officer shall retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.

6.	The Complaints Officer will be:

Audit Committee Chairman

GoGold Resources Inc.

Suite 1301, 2000 Barrington Street

Halifax, Nova Scotia B3J 3K1

Tel: 902 482 1998

Email: george.f.waye@gmail.com